EXHIBIT 99.1

Alio Gold Announces Partnership With VRify to Provide 360 Virtual Tour of Its San Francisco Mine

VANCOUVER, British Columbia, Sept. 25, 2017 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), is pleased to announce a partnership with VRify, a communications platform offering investors 360 virtual tours of projects and assets right in the palm of their hands. The 360 virtual tour of the Company’s San Francisco Mine located in Sonora, Mexico is now available.

The VRify tour gives users the ability to virtually explore the Company’s cornerstone asset.

To view the tour please follow these steps:

  Download the VRify App at:
  https://itunes.apple.com/ca/developer/vrify-technology-inc/id1235301789
  Open the app and click on the tab located on the left-hand side titled ‘VRified’ - a map of the world will be shown
  Click on the icon ‘Alio Gold Inc. – San Francisco’ and the mine site tour will begin

About the San Francisco Mine

The San Francisco Mine is a simple open pit, heap leach operation with two main pits – San Francisco and La Chicharra. A revitalization plan for the Mine was announced in May 2017 that will see some of the cash flow from operations re-invested back into improvements to the operations and capital stripping that will result in the Mine generating significant cash flow from operations over a seven year life-of-mine. The revitalization is well underway and gold production is expected to increase to more than 100,000 ounces per year commencing in 2018 at an average all-in sustaining cost of approximately $950 per ounce. Guidance for 2017 is production of between 86,000 and 92,000 ounces of gold at all-in sustaining costs less than $1,000 ounce.  The mine is situated in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora, 2 km west of the town of Estación Llano, approximately 150 km north of Hermosillo. The easy access to site provides the ability for the majority of the workforce to live and commute from neighboring towns.

About Alio Gold

Alio Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

About VRify

VRify is a new way to discover and research investment opportunities in one easy-to-use platform. Employing cutting-edge technology, the VRify platform provides investors with an immersive, behind-the-scenes look at public companies with 360 virtual reality tours of remote assets around the world. This modern tool also gives investors access to live stock quotes, company updates, and financial news while VRified companies have direct access to their talented in-house experts in technology, marketing, and finance as well as their global network of photographers. The company is backed by a team of Canadian resource and technology leaders with a combined 50 years of experience gained from businesses such as Integra Gold, True Gold Mining, Two Tall Totems and Blast Radius.

For further information, please contact:

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.